EXHIBIT 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

	Twelve months ended	Twelve months ended
	12/31/2015	12/31/2014
Computation of Earnings:

Income before income taxes, minority interests and equity earnings	$639	$516

Adjustments to income

Add: Distributed income from less than 50% owned companies	—	—

Add: Fixed charges as presented below	290	275

Subtract: Interest capitalized	(2)	(1)

Add: Amortization of interest previously capitalized	2	1

Earnings	$929	$791

Computation of fixed charges:

Interest incurred	$253	$239

Interest capitalized	2	1

Amortization of debt related costs	17	14

Portion of rental expense representative of interest (1)	18	21

Total fixed charges	$290	$275

Ratio of earnings to fixed charges	3.2	2.9

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.